As filed with the Securities and Exchange Commission on September 25, 2003

                                                  Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                        WOORI FINANCE HOLDINGS CO., LTD.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                              The Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                           --------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                           Woori Bank New York Agency
                           245 Park Avenue, 41st Floor
                            New York, New York 10167
                                 (212) 949-1900
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   Copies to:

         Jinduk Han, Esq. and                      Herman H. Raspe, Esq.
          Yong Guk Lee, Esq.                Patterson, Belknap, Webb & Tyler LLP
  Cleary, Gottlieb, Steen & Hamilton            1133 Avenue of the Americas
          One Liberty Plaza                       New York, New York 10036
      New York, New York 10006

                           --------------------------

It is proposed that this filing become effective under Rule 466:

                                                  |_|  immediately upon filing.
                                                  |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |X|

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum         Amount of
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering     Registration Fee
     Securities to be Registered            Registered            Per Unit*             Price**
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $404.50
representing three (3) Shares of
Common Stock, par value 5,000 Won
per share, of Woori Finance Holdings
Co., Ltd.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article and final
     office                                                        sentence on face.

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Upper right corner.
            one American Depositary Share

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (13)
            securities                                             and (14).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (12).

     (iv)   The transmission of notices, reports and proxy         Reverse of Receipt - Paragraphs (13) and (16).
            soliciting material

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (12)
                                                                   and (13).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraph (3);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (10), (12) and (15).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (21) and (22) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Reverse of Receipt - Paragraph (16).
            transfer books of the Depositary and the list of
            holders of Receipts

     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4) and (5);
            the underlying securities                              Reverse of Receipt - Paragraphs (7) and (10).

     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (5);
                                                                   Reverse of Receipt - Paragraph (18).

     (xi)   Fees and charges which may be imposed directly or      Reverse of Receipt - Paragraph (7).
            indirectly on holders of Receipts

Item 2.       AVAILABLE INFORMATION                                Reverse of Receipt - Paragraph (11).

            The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Woori Finance Holdings Co., Ltd. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as Exhibit (f).

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Woori Finance Holdings Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of September, 2003.

                                    Legal entity created by the Deposit
                                    Agreement for the issuance of American
                                    Depositary Receipts evidencing American
                                    Depositary Shares, each representing three
                                    (3) Shares of Common Stock, par value 5,000
                                    Won per share, of Woori Finance Holdings
                                    Co., Ltd.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Dana Lowe
                                        ----------------------------------------
                                        Name:  Dana Lowe
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Woori Finance Holdings Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, the Republic of Korea, on September 25, 2003.

                                         WOORI FINANCE HOLDINGS CO., LTD.


                                         By: /s/ Byung-Chul Yoon
                                             -----------------------------------
                                             Name:  Byung-Chul Yoon
                                             Title: Chairman and Chief Executive
                                                    Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 25, 2003.

Name                      Title                                            Signature
----                      -----                                            ---------

Byung-Chul Yoon           Chairman and Chief Executive Officer                             *
                                                                           ---------------------------------

Duk-Hoon Lee              Vice Chairman and Chief Executive
                          Officer of Woori bank                            ---------------------------------


Kwang-Woo Jun             Vice Chairman and Chief Strategy
                          Officer                                                          *
                                                                           ---------------------------------

Euoo-Sung Min             Vice Chairman and Chief Financial
                          and Accounting Officer                                           *
                                                                           ---------------------------------


Nam-Hong Cho              Non-Standing Director                                            *
                                                                           ---------------------------------


Sang-Chul Lee             Non-Standing Director                                            *
                                                                           ---------------------------------


Chae-Woong Lee            Non-Standing Director                                            *
                                                                           ---------------------------------


Gae-Min Lee               Non-Standing Director                                            *
                                                                           ---------------------------------


Oh-Seok Hyun              Non-Standing Director                                            *
                                                                           ---------------------------------


Hae-Suk Suh               Non-Standing Director                                            *
                                                                           ---------------------------------

Signature

Authorized Representative in the U.S.

                  *
-------------------------------------


*By: /s/ Won Gihl Sohn
     --------------------------------
     Name: Won Gihl Sohn
     Title: Attorney-in-fact

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)                 Form of Deposit Agreement

(d)                 Opinion of counsel to the Depositary

(f)                 Powers of Attorney